TSX, NYSE - HBM 2026 No. 16

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Completes Acquisition of Arizona Sonoran to Create the Third Largest Copper District in North America

Toronto, Ontario, June 24, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) is pleased to announce the closing of its previously announced acquisition of Arizona Sonoran Copper Company Inc. ("Arizona Sonoran") by way of a court-approved plan of arrangement, pursuant to which Hudbay has acquired all of the issued and outstanding common shares of Arizona Sonoran, not already owned by Hudbay, effective as of today's date (the "Transaction"). Arizona Sonoran is now a wholly-owned subsidiary of Hudbay and, in accordance with the terms of the Transaction, former Arizona Sonoran shareholders (other than Hudbay) received 0.242 of a Hudbay common share for each Arizona Sonoran common share (each, an "ASCU Share") held immediately prior to the effective time of the Transaction or, in the case of former holders of options, restricted share units and deferred share units of Arizona Sonoran, for each ASCU Share held immediately following the effective time of the Transaction.

"Completing the Arizona Sonoran acquisition further enhances Hudbay's copper growth pipeline in the U.S. and strengthens Hudbay's position as a leading Americas-focused copper company," said Peter Kukielski, Hudbay's President and Chief Executive Officer. "Together with the advancement of Copper World, the addition of the Cactus project to our portfolio creates one of the most significant copper districts in North America. We welcome the Cactus team to the Hudbay family, and we look forward to continuing to de-risk the Cactus project and realizing the significant operational and regional synergies with Copper World. With a strong balance sheet, sustainable free cash flow generation from our diversified operating platform and a disciplined capital allocation strategy, Hudbay is strategically well-positioned to deliver long-term value for all our stakeholders."

On-Strategy Acquisition with Strong Industrial Logic

  District Scale - Hudbay's advancement of the Copper World and Cactus projects will form the third largest copper district in North Americai with the potential to become the second largest district of copper cathode production in the U.S.ii

  U.S. Domestic Advantage - Strengthens Hudbay's strategic U.S. footprint, with Cactus expected to be a major producer of copper cathode, positioning Hudbay as one of only a few operators capable of producing refined copper domestically and supporting the U.S. critical minerals supply chain.

  Industry-Leading Copper Growth Pipeline - Enhances Hudbay's industry leading copper growth pipeline in tier-one mining jurisdictions by creating a clear pathway to scale Hudbay's annual copper production from approximately 125,000 tonnes today to more than 250,000 tonnes by 2030 with Copper World and other near-term optimization projects, and subsequently to more than 350,000 tonnes with the staged development of Cactus.

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  Operating Synergies - Expected to benefit from significant operational efficiencies and regional synergies between Copper World and Cactus, including the strategic redeployment of the Copper World engineering and construction teams to Cactus, utilizing sulphuric acid produced at Copper World to leach oxide ore at Cactus and achieving approximately $5 to $10 million in estimated annual corporate synergies.
  Per-Share Value Creation - The addition of Cactus is expected to be accretive to key Hudbay per-share metrics, increasing net asset value per share and bolstering copper reserves and resources per share.

Following closing of the Transaction, the ASCU Shares will be delisted from the Toronto Stock Exchange, and the Company will apply for Arizona Sonoran to cease to be a reporting issuer under applicable Canadian securities laws.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to, statements with respect to the strengths, characteristics and potential of the Transaction, future production metrics and estimates for Copper World and Cactus, potential corporate synergies resulting from the Transaction, the impact of the Transaction on shareholders of Hudbay and other stakeholders, the assessments of and expectations of Hudbay as a result of the completion of the Transaction, including Hudbay's business plans, goals and objectives, and other anticipated benefits of the Transaction. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and Indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

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Hudbay does not undertake any obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Qualified Person and NI 43-101

The technical and scientific information in this news release has been approved by Olivier Tavchandjian, P. Geo., Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Additional details regarding the Cactus project are included in the "Cactus Project NI 43-101 Technical Report - Prefeasibility Study Pinal County, Casa Grande, Arizona" with an effective date of October 20, 2025 (the "Cactus PFS"), a copy of which is available on Arizona Sonoran's SEDAR+ profile at http://www.sedarplus.ca/.

Hudbay cautions that the Cactus PFS does not reflect Hudbay's technical or project design assumptions for the Cactus project. Hudbay intends to update the prefeasibility study now that the Transaction has closed.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States.

Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

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i Includes current operating mines and permitted projects that are part of districts with copper production greater than 75,000 tonnes per year. Sourced from company filings and Wood Mackenzie research. Copper World based on the first 10-year average copper production of 92,000 tonnes in Phase I of the mine plan as disclosed in the 2023 pre-feasibility study ("2023 PFS") plus incremental production from Phase II based on average annual copper production disclosed in the Copper World 2022 preliminary economic assessment, and Cactus based on the first 10-year average copper production of 103,000 tonnes as disclosed in the Cactus PFS. The Cactus PFS does not reflect Hudbay's technical or project design assumptions and should not be construed as such.

ii Includes current operating mines and permitted projects that are part of districts with copper cathode production greater than 10,000 tonnes per year. Sourced from company filings and Wood Mackenzie research. Copper World based on the projected annual average of the 2023 PFS after the concentrate leach facility has been constructed and is in operation starting in year five and Cactus based on the first 10-year average copper production of 103,000 tonnes as disclosed in the Cactus PFS. The Cactus PFS does not reflect Hudbay's technical or project design assumptions and should not be construed as such.